EXHIBIT 99.1

Golar Cameroon FLNG Project Update: Tolling Term Sheet Signed and Executed by Perenco and SNH

HAMILTON, Bermuda, Oct. 16, 2015 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar") announces its' Cameroon FLNG project has today received approval and signature of the binding Tolling Term Sheet thereby confirming the commercial terms for the FLNG vessel Golar Hilli.

Cameroon's state owned oil and gas company Société Nationale des Hydrocarbures ("SNH"), Perenco Cameroon ("Perenco"), and Golar are all parties to the executed agreement. Operations are scheduled to begin in Q2, 2017.

Please see the Gas Convention Press Release dated 30th September 2015 for further details of previously signed definitive agreements and project economics.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda

October 16, 2015

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan